United States securities and exchange commission logo





                               January 4, 2023

       Dwight Witmer
       Chief Executive Officer
       LAMY
       201 Allen St.
       Unit 10104
       New York, NY 10002

                                                        Re: L A M Y
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed December 22,
2022
                                                            File No. 333-266341

       Dear Dwight Witmer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note the changes made in response to our comment. However, the audit report does not fully reflect the
restatement as requested. Please obtain and file an audit report with an explanatory
paragraph that recognizes the correction in your cash-flow statement.
                                                        Refer to paragraph 9 of
AS 2820.
 Dwight Witmer
FirstName
L A M Y LastNameDwight Witmer
Comapany
January    NameL A M Y
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
Note 11 - Restatement (Revision) in Previously Issued Financial Statements, page F-11

2. The disclosure you provided in response to our comment herein does not appear to fully describe the nature of your restatement. In this regard, you state that no numerical amendment was made. However, you previously overstated net cash used in investing activities and net cash provided by financing activities by $44,100. Please revise the disclosure to describe the correction of your errors.
       You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Robert Zepfel